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                                                                     Exhibit 4.1


ALLEN GELBARD
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                                 May 21, 1998



VIA FACSIMILE NUMBER: (619) 552-8904

Mr. Allen J. Portnoy, Chairman and CEO
ALFINE Corporation
4350 Executive Drive. #220
San Diego, California 92121

Re:  CONFIDENTIAL LETTER AGREEMENT FOR CONSULTING SERVICES

Dear Al,

Pursuant to our meeting with you and your associate, Barry, this Letter Agreement describes my understanding of our professional relationship. If the following meets with your approval, and is accurate in all respects, please execute where indicated, fax an executed copy to (310) 446-0685, mail an executed original to the address shown below and remit funds immediately.

You have informed me that your company wishes to retain my business consulting services in order to assist in strategizing and planning the acquisition of a public company. It is fully understood that I make no guarantees or assurances that the aforementioned merger acquisition will be successful or timelv. I endeavor to be effective in these situations but, cannot represent that success is certain. It will be necessary for me to have your organization's full cooperation and assistance if we are to be productive. In addition, it should be clearly understood that my services are not exclusive. and that I have other clients and responsibilities; and that I alone prioritize my work schedule. It should also be understood that I am neither an attorney nor an accountant and strongly recommend that you seek assistance and advice from capable parties in both areas.

The following describes my compensation for services:

     1. An initial retainer in the amount of $35,000 (U. S.) in good funds concurrent with the execution of this Letter Agreement. This retainer is termed a "time fee" and cover the initial 60 days of our relationship.

     2. On Julv 21, 1998, should you wish to continue our relationship, an additional $15,000 will be due in good funds and on the 4th day of every additional month thereafter until either of us elect to terminate our relationship. Termination will be given in writing, with 15 days prior notice.


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     3.  In addition to the time fee, a "success fee" equal to 10% of all gross proceeds will be payable in a timely manner, at closing, in good funds should the public company contain capital or we assist in the architecture of a private placement.

     4. In addition to the time fee and the success fee, there will be an equity participation equal to 6% of the equity exchanged. For example, if 100,000 shares are acquired by your firm or you then 6,000 additional shares shall be made available to me and or my assigns in the form of warrants exerciseable at 110% of the price paid by you or your firm. Said warrant shall remain in effect for a period of 5 years from the date of issuance and the underlying stock fully registered if the company is publicly traded. In the case of a fully reporting company, then an S-8 registration of the aforementioned stock shall be utilized.

     5. In the event that I provide the introduction to the shell "vehicle", upon execution of a letter of intent, memorandum of understandmg or any other document which contemplates the merger or acquisition of your company with that entity, then a "progress fee" of $35,000 (U. S.) in good funds shall be paid concurrent with your execution of that document. At closing, an additional progress fee of $35,000 (U.S.) in good funds shall be paid at closing along with the "success fee" and "equity participation" described in paragraph 3 and paragraph 4 above.

     6. Incidental expenses such as telephone calls, facsimile transmissions, Federal Express etc. shall be borne by me. However, all travel expenses shall be first class and be PRE-APPROVED and borne by you. If possible, airline tickets will be paid in advance and all expenses shall be promptly refunded within 7 days from submission.

     7. In the event of a dispute arising out of this Agreement, we mutually consent to submit the matter to the American Arbitration Association in Los Angeles, California for resolution. The prevailing parry shall be entitled to reasonable legal fees and expenses.

     8. We mutually affirm that this document constitutes the totality of our agreement and that it may only be amended by mutual written consent.

As you know, life is full of surprises and there may be situations that may arise that are not contemplated by this Letter Agreement. It is expected that we will work harmoniously and will work together and negotiate in good faith. I am anticipating a long and lucrative relationship and look forward to working with you and wish to thank you for giving me this opportunity to be of assistance.

Agreed to and accepted this 21st day of May, 1998.


 /s/ Allen Portnoy                         /s/ Allen Gelbard
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 Allen J. Portnoy, Chairman and CEO        Allen Gelbard
 ALFINE Corporation

AG/nl